Room 4561
						September 19, 2005



Mr. Christopher Sullivan
Chief Financial Officer and Treasurer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

Re:	Pegasystems Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed February 25, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed July 29, 2005
	File No. 001-11859


Dear Mr. Sullivan:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 12

1. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increase in selling and marketing expenses in fiscal 2004, but give no indication as to the relative impact of each factor. Explain to us how you considered Section III.D of SEC Release
No. 33-6835.

2. You disclose that perpetual license revenues in 2003 and 2004 decreased due to the restructured agreement with FDR. Please tell us more about your agreement with FDR. Tell us how the agreement was "restructured" and explain how the change in the agreement affected your revenue recognition.

Liquidity and Capital Resources, page 18

3. You disclose that you fund your operations primarily through cash flow from operations yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Management Report on Internal Control Over Financial Reporting,
page
31

4. We note that as of December 31, 2004 you identified certain deficiencies in internal control over financial reporting and that your management was in the process of remediating these deficiencies.
Item 4 in your Form 10-Q filed for the period ended March 31, 2005 provided no discussion nor referenced any deficiencies in internal control. Tell us in greater detail the nature of the deficiencies you identified as of year end, including how these deficiencies were identified, what remedial procedures were implemented and when you no longer considered the concerns to be considered deficiencies in internal control over financial reporting. Further, address why you determined these deficiencies did not rise to the level of a material weakness.

5. Explain in detail how, in light of the deficiencies noted, you were able to conclude that your disclosure controls and procedures and your internal controls over financial reporting were effective.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page 38

6. Your policy indicates that you recognize revenue from perpetual and term licenses upon customer acceptance, provided that no significant obligations or contingencies exist. Please tell us about these acceptance provisions and any other revenue-related contingencies such as rights of return, stock rotation rights, price protection, and warranties. Describe the material terms of any such contingencies and describe their impact on your revenue recognition policy.

7. You disclose that when license fees are not fixed or determinable some license fees are accounted for on a subscription basis. Please explain your reference to "subscription basis". In this regard, please tell us whether these agreements include unspecified additional software products. See paragraph 49 of SOP 97-2.

8. It appears that your arrangements may involve multiple elements Please describe to us all elements included in any multiple-element arrangements and explain how you allocate the arrangement fee to each
element.   Indicate whether you determine VSOE for each element or
for the undelivered elements only and describe how your current revenue recognition policy addresses these arrangements.

9. For multiple element arrangements that include term licenses, please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance. As part of your response, address the guidance in AICPA Technical Practice Aids 5100.53 and 5100.54.

10. You disclose on page 6 that you provide professional services to
add new functionality to your software. Please tell us more about these services and the other professional consulting services
described in your revenue recognition policy.   It appears that
services are offered as a part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP
97-2 for further guidance.

11. We note your disclosures regarding fixed-price service projects.
These projects appear to include several elements for which you are unable to accurately estimate the fair values until later in the implementation process. It is unclear what revenue recognition guidance you are following when recording revenue from these contracts, e.g. whether you are using a proportional performance or completed performance model. Please describe in detail how you recognize revenue from these fixed-price service projects and refer to the specific authoritative literature that supports your accounting. Further, tell us the nature of the direct costs incurred which you use in determining the amount of revenues recognized. Also, tell us the typical timeframe over which you perform under these fixed-price service projects.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 27

12. You disclose that as of June 30, 2005 your disclosure controls and procedures were "not fully effective." Tell us how you have considered the requirements of Item 307 of Regulation S-K when making such statement. In this regard, we note that this disclosure should clearly state that your disclosure controls and procedures either were effective or were ineffective as of the date of the report. Any qualifications to this conclusion do not conform to the requirements of Item 307 of Regulation S-K. Refer to Question 5 of the FAQ on Release No, 34-47986 "Management`s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports."

13. Please describe in greater detail the nature of the material weakness you identified in your disclosure. Tell us when the material weakness was identified, by whom it was identified and when the material weakness began. As part of your response, describe to us the specific steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct the material weakness. Indicate when each corrective action was completed or is expected to be completed.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at
(202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Christopher Sullivan
Pegasystems Inc.
September 19, 2005
Page 5